MANAGEMENT’S DISCUSSION AND ANALYSIS

Year ended December 31, 2013 and nine months ended December 31, 2012

_______________________

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2013 and nine months ended December 31, 2012

This Management’s Discussion and Analysis (“MD&A”) of Asanko Gold Inc. (formerly Keegan Resources Inc.) (“Asanko” or the “Company”) has been prepared by management as of March 7, 2014 and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2013 and the nine months ended December 31, 2012 and the related notes thereto. In 2013, the Company changed its fiscal year end from March 31 to December 31 and, as such, the comparative period data in this MD&A reflects a nine month fiscal period. All financial information has been prepared in accordance with International Financial Reporting standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts herein are expressed in United States dollars unless stated otherwise. References to C$ are to Canadian dollars.

This MD&A contains Forward Looking Information. Please read the Cautionary Statements on page 21 carefully.

Description of the Business

The Company was incorporated on September 23, 1999 under the laws of British Columbia.   The Company’s shares trade on the Toronto Stock Exchange (“TSX”) and NYSE MKT Equities Exchange (formerly American Stock Exchange) under the symbol “AKG”.  The Company’s primary asset is its Asanko Gold Mine Project (“AGM”, the “Project” or the “Property”) located on the Asankrangwa gold belt in Ghana.

Asanko’s vision is to become a mid-tier gold producer, In achieving this goal it will continue its emphasis on prudent deployment of capital and a sharp focus on operating costs.  This vision will be achieved through:

•

The phased development of the Asanko Gold Mine, with a Phase 1 goal of producing 200,000 ounces per year in 2016;

•

Organic growth via near-mine exploration and judicious regional exploration on its three existing exploration projects in Ghana: Asumura, Kubi and Diaso; and

•

Pursuing growth via merger and acquisition opportunities as they arise.

Highlights for the year ended December 31, 2013 and the subsequent period to March 7, 2014

•

A Preliminary Feasibility Study (PFS) for the Esaase Project (now integrated into the AGM) was released in May 2013.

•

Highlights of the Esaase PFS (based on an assumed long term $1,400 per ounce gold price) are, as follows:

o

Proven & Probable Mineral Reserves of 2.37 million ounces of gold at 1.41 g/t.

o

Robust project economics with an after-tax IRR of 23.2% and an NPV (5%) of $354.7 million.

o

Life of mine (“LOM”) in excess of 10 years with strong potential to increase.

o

Average annualized gold production of 200,000 ounces from a 5 million tonne per annum (‘Mtpa’) operation at a fully diluted LOM average plant feed grade of 1.41g/t and a LOM strip ratio (waste:ore) of 4.28:1.

o

Installation capital of $286.4 million, including all associated infrastructure and a 10% contingency.

o

LOM cash operating costs of $736/oz with steady state cash operating costs of $724/oz.

o

LOM all-in sustaining cash costs of $843/oz.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2013 and nine months ended December 31, 2012

•

A secured Loan Agreement was signed with UK based resource group Red Kite for a secured debt facility of up to $150 million. Highlights of the secured debt facility include:

o

Sufficient size so that combined with the current cash on hand of $174.6 million, the Esaase portion of the AGM would be fully financed

o

No hedging, cash sweep or limitations on the Company’s growth strategy

o

[The Company is negotiating to allow loan funds to be used for any part of the AGM development]

•

An acquisition of TSX-listed PMI Gold Corporation (“PMI”)  was announced in December 2013 and completed on February 6, 2014.The PMI acquisition  resulted in a combination of the neighbouring Esaase and Obotan gold projects into the AGM  with a combined Resource base of 7.5 million ounces Measured & Indicated Resources and an additional 2.9 million ounces Inferred Resources, of which 4.8 million ounces are categorized as Proven and Probable Mineral Reserves

•

AGM is to be developed in phases with Phase 1 (Obotan) fully permitted and ready to start construction, leading to 200,000 oz per year annualized production starting in 2016.

•

Integration of Phase 2 will be evaluated during the construction of Phase 1.

Asanko Gold Mine (AGM)

The acquisition of PMI has created a flagship project in Ghana and the foundation on which to build a mid-tier gold mining Company.  The flagship project will be created by combining both the Obotan and Esaase Projects into one mine now referred to as the “Asanko Gold Mine” (“AGM” or the “Project”).  The process of integrating all former PMI operations into Asanko is well underway and expected to be completed in Q2 2014.

Asanko’s vision is to become a mid-tier gold producer with a continued emphasis on prudent deployment of capital and a sharp focus on operating costs.  This vision will be achieved through:

•

The phased development of the Asanko Gold Mine, with Phase 1 producing at an annualized 200,000 ounces per year in 2016;

•

Organic growth via near-mine exploration and judicious regional exploration on its three existing exploration projects in Ghana: Asumura, Kubi and Diaso; and

•

Pursuing growth via further merger and acquisition opportunities.

Asanko Gold Mine Development Strategy

The Asanko Gold Mine will ultimately be designed as a single processing facility built in phases with ore sourced from multiple pits across the Project concessions.  The currently known pits include Nkran and Esaase, which between them collectively contain an estimated 7.5 million ounces of gold as Measured and Indicated Mineral Resources, including 4.8 million ounces of gold as Proven and Probable Mineral Reserves and three smaller satellite pits.

The Company is evaluating a number of scenarios for the most optimal development strategy for the Asanko Gold Mine.  It is currently envisaged that the Project will be built in two phases, with Phase 1 expected to commence construction during 2014, post a development decision in Q2 2014. Phase 1 infrastructure will be generally based upon PMI’s Definitive Feasibility Study completed and published in late 2012, including a 3 million tonne per annum CIL processing plant with associated tailings storage facilities located near the existing Nkran deposit.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2013 and nine months ended December 31, 2012

This processing plant and associated infrastructure is fully permitted, with the detailed design well advanced and long-lead time milling equipment mostly paid for and waiting to be delivered.  Capital costs for the project were estimated to be US$297 million in the 2012 Definitive Feasibility Study, of which US$82 million was included for pre-stripping the Nkran deposit.  The Company is currently updating the capital cost estimates and is attempting to defer some of the pre-stripping expenditure by commencing production from the satellite pits before phasing in the Nkran pit.

A second project phase is envisioned, which would expand production from the initial 200,000 ounces per year. Phase 2 will be fully evaluated by optimizing the metallurgical flow sheet and ore transportation options during the construction of Phase 1.

Once the definitive mine development plans have been identified for Phase 1, the Company will issue a revised Technical Report under Canadian securities regulatory instrument NI 43-101 (Disclosure Standards for Mineral Projects) which will be based on a revised resource statement for the Nkran pit and the three smaller satellite pits between Esaase and Nkran.  The revised resource statement will be based on a re-interpretation of the geological structures that have been undertaken over the past several months.  A maiden resource estimate for the newly discovered Dynamite Hill deposit, a fourth satellite deposit located between Nkran and Esaase, is also expected to be included in the new Technical Report.

Permitting

The permitting process for the Esaase deposit is continuing and nearing completion, with permits expected during Q1 2014.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2013 and nine months ended December 31, 2012

The Esaase Gold Property is located in the Amansi West District of Ghana, approximately 35km south west of the regional capital Kumasi. The property consists of several mining concessions of which the three largest are the Esaase Concession, Jeni River Concession and Sky Gold Concession.  The Esaase Concession is approximately 10km in a northeast direction by 4km in a northwest direction covering 42.32 square kilometers.

Available Project Financing

During October 2013, the Company entered into a definitive senior debt facility agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I ("Red Kite") to provide a secured project debt facility for a total of $150 million. The project debt facility will be used for the development, construction and working capital requirements of the Esaase Gold Project.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2013 and nine months ended December 31, 2012

In addition to the DSFA, Asanko and Red Kite have also entered into an Offtake Agreement under which the Company has agreed to sell the gold from Esaase for the life of the mine to Red Kite at spot prices during a nine day quotational period following shipment. The Company paid an arrangement fee for this facility but is not obligated to draw it down and if it does not do so is not obligated to perform the offtake.

Details of the individual facilities and Offtake Agreement include the following:

Project Facility Details ($130 million):

•

Interest rate of LIBOR + 6% with a one percentage minimum LIBOR rate;

•

1.5% arrangement fee payable upon execution and a 1.5% fee payable on drawdowns;

•

First repayment date is expected to be April 1, 2016 and each of the three subsequent quarterly loan repayment dates shall be 4% of the total Project Facility. The following ten quarterly loan repayments shall each be 8% of the total Project Facility with the exception of payments seven and eight (October 2018 and January 2019 respectively) each being 10% of the total Project Facility;

•

Three and a half year quarterly repayment schedule or early repayment at any time without penalty; and

•

Conditions precedent to drawdown principally are completion of the Definitive Feasibility Study ("DFS") with material outcomes substantially the same as the May 2013 Pre-Feasibility Study ("PFS") and receipt of the Environmental Permit for the Esaase Gold Project.

Overrun Facility Details ($20 million):

•

Interest rate of LIBOR +10% with a one percentage minimum LIBOR rate;

•

1.5% arrangement fee payable upon execution and a 3% fee payable on drawdowns;

•

Three year quarterly repayment schedule and early repayment at any time without penalty; and

•

Conditions precedent to drawdown are confirmation that the Company has sufficient funds with the Overrun Facility to complete the Esaase Gold Project, that the Project Facility is fully drawn and that 4,000,000 Asanko share warrants have been issued to Red Kite. The warrants would be priced at a 25% premium to the 20 day volume weighted average price of Asanko at that time and have a 2.5 year term to expiry.

Offtake Agreement Details:

•

100% of the Esaase Gold Project's future gold production over the life of the mine;

•

Red Kite to pay for 100% of the value of the gold nine business days after shipment;

•

A provisional payment of 90% of the estimated value will be made one business day after delivery; and

•

The gold sale price will be a spot price selected during a nine day quotational period following shipment.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2013 and nine months ended December 31, 2012

The Red Kite debt facility is being reviewed with Red Kite with a view to restructuring the debt facility for use to construct any portion or phase of the  the Asanko Gold Mine (ie not be limited to Esaase).  Assuming a revised agreement can be reached for the same commitment amount (for which there is no certainty as of the date hereof), the Company would have more than sufficient financial resources to complete the construction of Phase 1 with steady state gold production of 200,000 ounces of gold per year expected in 2016.

Project Schedule

The key milestones that the Company is working towards are, as follows:

➢

Construction start

Q3 2014

➢

Phase 1 Definitive Feasibility Study

Q4 2014

➢

Commissioning

Q4 2015

➢

Steady state production

Q1 2016

Reserves and Resources

The Company is in the process of reviewing the existing Mineral Reserves and Resources from the Obotan and Esaase Projects and expects to issue a combined updated Mineral Resource and Reserve statement for the Asanko Gold Mine in Q4 2014.

Expenditures

For the year ended December 31, 2013, the Company incurred $1.4 million of exploration and evaluation expenditures on its Esaase Gold Property in areas where the technical feasibility and economic recoverability has not yet been established.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2013 and nine months ended December 31, 2012

Exploration and evaluation expenditures

	Year ended	Nine months ended
	December 31, 2013	December 31, 2012

Esaase:
Camp operations	$ 242,892	$ 437,774
Exploration drilling	-	529,152
Exploration related costs	1,126,477	844,550
Share-based payments VAT receivable allowance	32,637 11,483	309,251 65,699
	1,413,489	2,186,426

Asumura:	344	2,988
Total exploration and evaluation expenditures	$ 1,413,833	$ 2,189,414

The results of the September 2011 PFS for the Esaase project indicated the technical feasibility and commercial viability of the extraction of mineral resources in the area. As per the Company’s accounting policy for exploration and evaluation expenditures (refer to note 3(f) in the audited annual consolidated financial statements for the year ended December 31, 2013), once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, further costs incurred for the development of the project are capitalized as mineral interests. Effective October 1, 2011 the Company began capitalizing costs associated with the development of the Esaase project. During the year ended December 31, 2013, the Company capitalized $16.4 million (nine months ended December 31, 2012 - $17.8 million) of development costs to mineral interests and development assets.

Development costs capitalized to mineral interests

	Year ended December 31, 2013	Nine months ended December 31, 2012

Esaase:
Camp operations	$ 2,844,814	$ 2,017,952
Development support costs	672,373	8,305,494
Feasibility studies and engineering	7,831,083	3,215,037
Permitting	395,388	-
Sustainability, community affairs and environment	3,052,929	2,755,749
Share-based payments VAT receivable allowance	1,467,096 99,169	1,401,268 96,757
Total development costs for the period	$ 16,362,852	$ 17,792,257

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2013 and nine months ended December 31, 2012

During the year ended December 31, 2013, the Company paid $150,000 and issued 20,000 common shares of Asanko Gold Inc. to Sky Gold Mines Limited (“SGM”) to complete the acquisition of a 100% interest in the SGM concession adjacent to the Esaase property.

Free carried interest to the Ghanaian Government

 Section 43.1 of the Ghanaian Minerals and Mining Act of 2006, (Government Participation in Mining Lease) provides:  Where a mineral right is for mining or exploitation, the Government shall acquire a ten percent free carried interest in the rights and obligations of the mineral operations in respect of which financial contribution shall not be paid by Government.

In order to achieve this legislative objective, 10% of the common shares of the Company’s Ghanaian subsidiary which owns the Esaase concession have been issued into the name of the Government of Ghana with a goal of settling the obligation. The government has a nominee on the board of this subsidiary. There is no shareholders agreement between the Company as the 90% shareholder and the Government of Ghana as the 10% shareholder and the 10% ownership stake represents a non-participating interest where the Ghanaian Governement is entitled to 10% of declared dividends from the net profit of Asanko Ghana but does not have to contribute to its capital investment.

Ghanaian mining royalties and taxes

On March 19, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703) which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The Act now requires the holder of a mining lease, restricted mining lease, or small scale mining license to pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder.

Changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from an 80% deduction in year one to a straight-line depreciation of 20% per year over 5 years. A 10% windfall profit tax has been proposed but to date has not been enacted. The windfall profit tax was proposed to be calculated based on taxable income less taxes paid, capital expenditures incurred, additions to inventory and various other deductions and additions.  The Company now believes it is unlikely that a windfall profit tax will be implemented in the near future.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2013 and nine months ended December 31, 2012

PMI Acquisition

On December 17, 2013, the Company and PMI entered into a definitive arrangement agreement whereby Asanko agreed to acquire all of the common shares of PMI under a statutory plan of arrangement under British Columbia law (“Plan of Arrangement”). On February 6, 2014, Asanko completed the acquisition of PMI pursuant to the terms of the Plan of Arrangement under which the former PMI shareholders received 0.21 of an Asanko common share for each PMI share held. The Company issued 87,149,914 of its common shares to acquire 100% of the issued and outstanding shares of PMI.

A preliminary allocation of the estimated purchase price at February 6, 2014, subject to final adjustments, is as follows:

Preliminary estimated purchase price:

87,149,914 common shares of Asanko at C$2.12 per share	$166,743,930
3,237,491 replacement options	1,952,780
126,000 replacement warrants	17,140
117,158 common shares of Asanko reserved for issuance in lieu of PMI shares upon vesting of outstanding performance rights of PMI	224,830
Total consideration	$168,938,680

Net assets acquired: Cash	$83,453,664
Receivable	135,760
Prepaid expenses	232,468
Property and equipment	732,542
Mineral interest and deferred development costs	91,541,933
Accounts payable and accrued liabilities	(5,924,897)
Asset retirement provision	(1,232,790)
Net assets acquired	$168,938,680

The fair value of the Company’s common shares, replacement options, replacement warrants and equity settled performance rights issued for the acquisition of PMI was determined using the closing market price of the Company’s shares at February 5, 2014 and a foreign exchange rate of 1 CAD = 0.9025 USD at the same date, which were the final closing variables before the transaction completion.  The fair value of the replacement options and replacement warrants was calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2013 and nine months ended December 31, 2012

	Replacement warrants	Replacement options
Risk free interest rate	1.01%	1.21%
Expected dividend yield	0%	0%
Share price volatility	64.5%	77.41%
Share price at the date of valuation (PMI closing share price at Feb 5, 2014)	C$0.40	C$0.40
Expected life	1.64 year	2.80 years

The fair value of the equity settled performance rights  of $224,830 was calculated as the incremental amount between the fair value of the performance rights at their grant dates and their fair value at February 5, 2014 using the closing market price of the PMI shares at that date and assuming that all of the performance rights will vest.

The Company will commence consolidating PMI’s financial position and results of operations effective February 6, 2014. Had PMI been consolidated from January 1, 2013, the consolidated statements of comprehensive loss would include additional interest and other income of $1,389,578 and additional net loss of $16,840,144.

The estimated total transactions costs related to the acquisition of PMI are approximately $4.5 million, of which $0.25 million has been included in the consolidated statements of comprehensive loss of the Company for the year ended December 31, 2013.

The information disclosed in this note is preliminary and may change upon the final calculation of the purchase price.

Asumura Gold Property

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, through which it acquired an undivided 100% private interest in the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa.

The Asumura property is subject to a 3.5% NSR royalty; 50% of which may be purchased for $2,000,000 from GTE and the remaining 50% may be purchased for an additional $4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a further 5% royalty and 10% carried interest by the Ghanaian government.

Exploration activities are currently on care and maintenance, however the Company is considering a small exploration program for 2014.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2013 and nine months ended December 31, 2012

Selected Annual Information

		Year ended December 31, 2013		Nine months ended December 31, 2012		Year ended March 31, 2012

Total revenue	$	NIL	$	NIL	$	NIL
Loss for the year		1,692,203		13,546,202		38,152,585
Loss per share – basic and diluted		0.02		0.17		0.51
Total assets		242,180,938		254,296,574		226,935,263
Total long-term financial assets		NIL		NIL		NIL
Cash dividends declared per share		NIL		NIL		NIL
Working capital		170,757,759		201,741,827		193,686,643

Results of Operations

Three months ended December 31, 2013 and December 31, 2012

During the three months ended December 31, 2013 (“Q4 2013”) Asanko had net loss of $2.3 million or loss of $0.03 per share compared to a loss of $6.1 million or $0.08 per share during the three months ended December 31, 2012 (“Q4 2012”). The main driver of this decrease in net loss of $3.8 million, was a $1.3 million gain on the revaluation of the foreign currency warrant liability at December 31, 2013 versus a $1.0 million loss on the revaluation of the foreign currency warrant liability at December 31, 2012. The main reason for the decrease in the foreign currency warrant liability was the decrease in share price of Asanko to C$1.71 at December 31, 2013 from $2.41 at September 30, 2013. In addition, administration expenses decreased by $1.9 million compared to the three months ended December 31, 2012.

Administration expenses incurred during the three months ended December 31, 2013 were $2.3 million compared to $4.2 million during the comparative period, a decrease of 45%.

Significant variances in administration expenses included the following:

•

Office, rent and administration decreased by $0.2 million or 33% to $0.4 million during Q4 2013 compared to Q4 2012 in line with the Company’s efforts to reorganize its corporate office and administrative staff to lower administration costs.

•

Travel promotion and investor relations decreased by $0.5 million or 83% during Q4 2013 compared to Q4 2012 in line with the Company’s efforts to reorganize its investor relations. The reorganization included termination of all investor relations personnel services provided by Universal Mineral Services Ltd. (“UMS”) and the hiring of an investor relations consultant based in the UK.

•

Share-based compensation decreased by $1.3 million in Q4 2013 compared to Q4 2012 as there were only 0.9 million share-based options granted during 2013 compared to 4.2 million share-based options granted in 2012. In addition 2.4 million share-based options were cancelled or forfeited in 2013 compared to 0.9 million in 2012, which contributed to a decrease in share-based compensation expense in Q4 2013.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2013 and nine months ended December 31, 2012

Year ended December 31, 2013 and nine months ended December 31, 2012

During the year ended December 31, 2013 (“2013”) Asanko had net loss of $1.7 million or loss of $0.02 per share compared to a loss of $13.5 million or $0.17 per share during the nine months ended December 31, 2012. The main driver of this decrease in net loss of $11.8 million, was a $12.3 million gain on the revaluation of the foreign currency warrant liability at December 31, 2013. In addition, administration expenses decreased by $1.0 million and exploration and evaluation expenditures decreased by $0.8 million compared to the nine months ended December 31, 2012.

Administration expenses incurred during the year ended December 31, 2013 were $9.8 million compared to $10.8 million during the comparative period, a decrease of $1.0 million or 9%.

Significant variances in administration expenses included the following:

•

Consulting fees, wages and benefits increased by $1.6 million or approximately 69% - $3.9 million during 2013 as compared to $2.3 million in the nine months ended December 31, 2012. This increase is attributed to a reshuffling of the executive team which included a one-time termination payment of $0.4 million and consulting fees incurred for the ongoing preparation of the Company’s operational readiness plan.

•

Office, rent and administration decreased by $0.2 million or 12% as the Company made a significant effort during the year to reorganize its corporate office and administrative staff to lower administration costs going forward. The reorganization included the termination of all personnel services provided by UMS, reducing administrative staff in Vancouver to a small team to handle all administration, accounting, regulatory and compliance requirements of the Company.

•

Professional fees increased by $0.3 million or 44% due to tax services related to the Company’s tax planning and strategy as well as an increase in legal fees related to a legal claim which would not habe a material effect on the Company’s  accounts regardless of outcome, and an increase in audit fees.

•

Regulatory fees, transfer agent and shareholder information increased by $0.2 million or 77% due to additional filings related to the proposed PMI merger.

•

Share-based compensation decreased by $2.5 million or 58% - $1.8 million in 2013 compared to $4.3 million in the comparative period of the previous year. The reduction was the result of only 0.9 million new share-based options granted during the fiscal year 2013 vs. 4.2 million share-based options granted in the comparative period of the previous year. Travel, promotion and investor relations decreased by $0.6 million or 33% - $1.2 million during 2013 as compared to $1.8 million in the nine months ended December 31, 2012. The Company made a significant effort during 2013 to reorganize investor relations. The reorganization included the termination of all investor relations personnel services provided in Canada and the hiring of an investor relations consultant based in the UK.

Exploration and evaluation expenditures were $1.4 million during 2013 as compared to $2.2 million in the nine months ended December 31, 2012, a decrease of $0.8 million or 36%. Exploration programs have been on care and maintenance for the past year, in an effort to conserve cash for deployment in advancing Esaase to production.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2013 and nine months ended December 31, 2012

Business development costs were $1.2 million during 2013 and $0.4 million in the comparative period. These costs were incurred in investigating potential acquisition targets, in line with the Company’s strategic goal of becoming a mid-tier gold producer. During 2013, business development costs included approximately $0.7 million related to the initial PMI merger that was cancelled in February 2013 (nine months ended December 31, 2012 – $0.4 million) and an additional $0.3 million related to the acquisition of PMI completed on February 6, 2014.

Foreign exchange losses were $1.6 million during the year ended December 31, 2013 as compared to a gain of $0.3 million in the comparative period of 2012, a decrease of $1.9 million. The Company continues to have exposure to foreign exchange fluctuations as they relate to holdings of Canadian dollar cash and cash equivalents. The Company is monitoring its currency exposure and will choose opportunistic times to buy US dollars.

Impairment loss on investment in associate was $0.6 million during 2013 as compared to $Nil in the comparative period of 2012. This cost relates to a write down due to the impairment of the investment in UMS.

Summary of Quarterly Results

The following table is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and other income	Income (loss) and comprehensive income (loss)	Earnings (loss) per share
December 31, 2013	$ 247,604	$ (2,262,150)	$ (0.03)
September 30, 2013	233,233	(1,009,842)	(0.01)
June 30, 2013	294,955	1,715,473	0.02
March 31, 2013	244,507	(135,684)	(0.00)
December 31, 2012	241,710	(6,071,918)	(0.07)
September 30, 2012	291,818	(1,798,774)	(0.02)
June 30, 2012	118,664	(5,675,510)	(0.08)
March 31, 2012	155,117	(7,260,807)	(0.10)

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2013 and nine months ended December 31, 2012

Liquidity and Capital Resources

The Company had working capital of $171.0 million at December 31, 2013 compared to $201.7 million at December 31, 2012, representing a decrease in working capital of $30.7 million. As at December 31, 2013, the Company had cash and cash equivalents of $174.6 million compared to cash and cash equivalents of $204.6 million as at December 31, 2012.

In October 2013, the Company entered into a debt financing agreement with Red Kite for up to $150 million, as discussed above, to fund the balance of the capital required to build the Esaase Gold Project and provide working capital during commissioning and start-up. The Red Kite debt facility is being reviewed with a view to restructuring the debt facility for use in constructing the Asanko Gold Mine. With the restructured debt, the Company would have sufficient financial resources to complete the construction of Phase 1 infrastructure, which based on PMI’s Definitive Feasibility Study completed and published in late 2012 would have capital costs estimated at US$297 million.  The Company had incurred $3.8 million in arrangement, legal and other fees related to obtaining the debt facility .

As at the date of this MD&A, the Company had cash and cash equivalents of approximately $254.8 million, which includes cash of approximately $83.4 million acquired on the acquisition of PMI. With the available cash resources and debt financing of up to $150.0 million, the Company is well positioned to complete Phase 1 of Asanko Gold Mine construction, cover its administrative overhead and pursue further growth through organic exploration and mergers and acquisitions.

The Company may receive additional funds through the exercise of outstanding common stock warrants and options or, if required, through the sale of additional common shares either as a private placement or common stock offering.

As at December 31, 2013, the other sources of funds potentially available to the Company are through the exercise of 9,443,500 warrants with an exercise price of C$4.00 and the outstanding share-based options with terms as follows:

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2013 and nine months ended December 31, 2012

Exercise price	Number outstanding at December 31, 2013	Expiry date	Number exercisable at December 31, 2013

C$1.12	12,500	January 15, 2014	12,500
C$3.31	50,000	June 2, 2014	50,000
C$3.10	75,000	July 2, 2014	75,000
C$3.10	75,000	July 17, 2014	75,000
C$4.01	75,000	October 6, 2014	75,000
C$6.19	525,000	May 26, 2015	525,000
C$8.00	50,000	March 17, 2016	50,000
C$4.59	802,500	February 16, 2017	802,500
C$3.74	1,727,500	June 7, 2017	1,727,500
C$3.75	1,150,000	October 16, 2017	862,500
C$3.90	835,000	November 7, 2017	626,250
C$2.42	365,000	May 21, 2018	182,500
C$2.81	556,000	August 14, 2018	208,500
	6,298,500		5,272,500
Weighted average contractual life remaining at December 31, 2013 (years)	3.37		3.21

There can be no assurance, whatsoever, that any of these outstanding securities will be exercised. As at December 31, 2013 none of the Company’s outstanding share purchase warrants and only 12,500 share-based options were in-the-money. These share-based options were exercised in January 2014 and the Company received proceeds of C$14,000.

Historically, the Company’s operations have been primarily funded from share issuances through private placements and the exercise of warrants and share-based options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Commitments

As at December 31, 2013, the Company did not have any significant contractual commitments. Drawing down on the Red Kite debt facility described above is at the Company’s option and as such, there are no commitments to Red Kite.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2013 and nine months ended December 31, 2012

Reconciliation of previous financings

Reconciliation of Use of Proceeds from February 2011 Offering

Esaase Property Costs			Budget ($ 000s)	Actual ($ 000s)
Phase 1	Exploration	Drilling Assaying	11,200 1,680	$3,461 3,678
	Development	Drilling	5,750	4,449
		Technical Drilling (Hydrogeo & Percussion)	500	-
		Assaying Metallurgy	862 500	- -
		Engineering Studies	2,250	18,658
		Wages and Overhead-Owners Development Team	2,000	2,167
	Sustainability (formerly Health, Safety, Environment and Community)		1,750	9,714
	Contingency (15%)		3,973	1,579
	Sub-Total:		30,465	43,706
Phase 2 (First 12 Months Only)	Engineering, Procurement, Construction Management		18,000	-
	Pre-Production excavation		3,750	-
	Infrastructure		7,000	-
	Mining Equipment Fleet		24,000	-
	Long Lead Process Plant Items		9,000	-
	Health Safety Environment and Community (HSEC)		1,750	-
	Camp Costs Camp Construction & Vehicles	Camp Operational Costs Camp Construction & Vehicles	9,475 5,000	7,548 952
	Wages and Overhead-Owners Development Team		4,000	-
	Contingency (15%)		12,295	-
	Sub-Total:		94,270	8,500
Total 24 month budget for Esaase Property			124,735	52,206
Corporate development and overhead (estimated at $500,000 per month)			12,000	27,623
Unallocated working capital and potential acquisitions			72,865	9,008
Total Use of Proceeds			$209,600	$88,837

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2013 and nine months ended December 31, 2012

Off-Balance Sheet Arrangements

None

Transactions with Related Parties

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by the management. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

Related party transactions (recoveries):

	Year ended December 31,2013	Nine months ended December 31, 2012

UMS	$ 1,460,276	$ 1,858,360
Rock-on Exploration Ltd. (“Rock-on”)	-	35,000
	$ 1,460,276	$ 1,893,360

Related party balances receivable (payable):

	December 31, 2013	December 31, 2012

UMS	$ (13,079)	$ (237,900)
UMS	8,156
UMS – prepaid deposit	23,505	138,201
	$ 18,582	$ (99,699)

Universal Mineral Services Ltd. (UMS) was a wholly owned subsidiary of the Company until March 30, 2012, at which time the Company disposed of a net 75% interest in UMS and relinquished control. UMS is a private company with certain key management personnel and directors in common with the Company, and pursuant to an agreement dated March 30, 2012, provides geological, corporate development, administrative and management services to the Company on a cost recovery basis. Effective June 30, 2013, the Company notified UMS that it would no longer require any personnel services but continues to share the cost of UMS’s office tenancy costs and IT services where required.

Rock-on is a private company controlled by a former director of the Company. Pursuant to this geological consulting agreement, the Company paid $10,000 per month plus benefits until March 31, 2012, and after that $5,000 per month plus benefits until October 30, 2012, when the director resigned.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2013 and nine months ended December 31, 2012

Subsequent Events

On February 10, 2014, the Company granted 4,701,000 share based options to officers, directors and employees of the Company. The options have an expiry date five years from the grant date and an exercise price of C$2.12 per share.

As discussed above, the PMI transaction closed on February 6, 2014.

Proposed Transactions

None

Critical Accounting Estimates

The presentation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the assessment of impairment of mineral properties, measurement of asset retirement obligations and the valuation of share-based payments and foreign currency warrant liability. Actual results could differ from those estimates.

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

Asset retirement obligations: The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred. Future costs are calculated using an estimated inflation rate in the country that the third party costs are expected to be incurred. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

During the year ended December 31, 2013, the Company decreased the asset retirement provision by $2.0 million due to an increase in the discount rate, as noted below.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2013 and nine months ended December 31, 2012

The assumptions used to determine the Company’s asset retirement obligation are as follows:

Esaase project	Year ended	Nine months ended
	December 31, 2013	December 31, 2012

Undiscounted and uninflated estimated future cash obligation	$ 10,642,162	$ 10,642,162
Expected term until settlement	14 years	15 years
Discount rate	3.38%	2.16%

Share-based payments and foreign currency warrant liability: Management determines the fair value of share-based payments and foreign currency warrant liability using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

Development costs: Based on the positive results of the PFS, effective October 1, 2011, the Company commenced capitalizing all development costs associated with the Esaase Gold Project. Exploration and evaluation expenditures will now reflect those expenditures incurred to identify new deposits outside of the main Esaase deposit. Management has determined that the mineral interest and development costs that have been capitalized are economically recoverable. Management uses several criteria to assess economic recoverability and probability of future economic benefit including geological information, life of mine models, scoping and pre-feasibility studies, and existing permits and permitting programs.

Changes in Accounting Policies including Initial Adoption

There has been no change in significant accounting policies, except as noted in Note 4 of the audited annual consolidated financial statements for the year ended December 31, 2013.

Financial Instruments and Other Instruments

As at December 31, 2013 the Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and share purchase warrants denominated in a currency different from the Company’s functional currency.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2013 and nine months ended December 31, 2012

The following table summarizes the designation and fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

			December 31, 2013
	Category	Carrying value	Amount	Fair value hierarchy
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$ 174,601,438	N/A
Receivables, excluding sales taxes refundable	Loans and receivables	Amortized cost	99,429	N/A
			$ 174,700,867

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$ 3,948,619	N/A
Foreign currency warrant liability	Fair-value-through profit and loss	Fair value	242,252	Level 2
			$ 4,190,871

			December 31, 2012
	Category	Carrying value	Amount	Fair value hierarchy
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$ 204,611,912	N/A
Receivables, excluding sales taxes refundable	Loans and receivables	Amortized cost	349,288	N/A
			$ 204,961,200

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$ 3,764,302	N/A
Foreign currency warrant liability	Fair-value-through profit and loss	Fair value	12,494,674	Level 2
			$ 16,258,976

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2013 and nine months ended December 31, 2012

The risk exposure arising from these financial instruments is summarized as follows:

(a)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in each of Canada and Ghana. The majority of the Company’s cash is held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits. As at December 31, 2013, the receivables excluding refundable sales tax consist of interest receivable of $99,429 (December 31, 2012 - $349,288).

(b)

Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at December 31, 2013 the Company had a cash and cash equivalents balance of $174,601,438 (December 31, 2012 – $204,611,912) to settle accounts payable and accrued liabilities of $3,948,619 (December 31, 2012 - $3,764,302) that are considered short term and expected to be settled within 30 days. Foreign currency warrant liability is settled in Company’s equity.

(c)

Market risk

(i)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less  or maturity over ninety days but redeemable on demand without penalty. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A sensitivity analysis suggests that a change of 10 basis points in the interest rates would result in a corresponding increase or decrease in loss for the year ended December 31, 2013 of approximately $174,601 (nine months ended December 31, 2012 - $205,000).

(ii)

Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has operations in Canada, Ghana and South Africa and holds cash in Canadian, United States, Ghanaian Cedi and South African rand (“ZAR”) currencies in line with forecasted expenditures.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2013 and nine months ended December 31, 2012

A significant change in the currency exchange rates between the US dollar relative to Canadian dollar (“CAD”), Ghanaian Cedi, South African rand, and the Australian dollar (“AUD”) could have an effect on the Company’s results of operations, financial position or cash flows. At December 31, 2013 and 2012, the Company had no hedging agreements in place with respect to foreign exchange rates.

The Company is exposed to currency risk through the following financial assets and liabilities denominated in foreign currencies, expressed below in US dollar equivalents:

		December 31, 2013			December 31, 2012
	CAD	Ghana Cedis	ZAR	AUD	CAD	Ghana Cedis	AUD
Cash and cash equivalents	$ 21,946,208	$284,554	$ 133,491	$ -	$ 32,497,005	$ 77,540	$ -
Accounts payable	(1,118,535)	(28,919)	(744,659)	(48,245)	(1,308,118)	(59,436)	(87,348)
Net exposure	$ 20,827,673	$ 255,635	$(611,168)	$ (48,245)	$ 31,188,887	$ 18,104	$ (87,348)

A 1% appreciation or deprecation of the above mentioned currencies compared with the US dollar would result in a corresponding increase or decrease in net assets of approximately $204,239 as at December 31, 2013 ( December 31, 2012 - $311,196).

(iii)

Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. As at December 31, 2013 and 2012, the Company was not exposed to other price risk.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2013 and nine months ended December 31, 2012

(d)

Fair values

(i)

Foreign currency warrant liability

The foreign currency share purchase warrants issued in the non-brokered private placement of November 5, 2012 have not been listed on an exchange and therefore do not trade on an active market. The fair value at December 31, 2013 and 2012 of the foreign currency warrant liability associated with the issuance of these warrants is categorized within level 2 of the fair value hierarchy and was estimated using the Black-Scholes option pricing model with the following assumptions:

	December 31, 2013	December 31, 2012
Risk free interest rate	1.10%	1.14%
Expected dividend yield	0%	0%
Share price volatility	56%	63%
Share price at the date of valuation	C$1.71	C$3.95
Expected life of warrants	0.85 year	1.85 year

(ii)

Other

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

(e)

Items of income, expense, gains or losses arising from financial instruments

	Year ended December 31, 2013	Nine months ended December 31, 2012

Interest income from loans and receivable	$ 1,020,299	$ 652,192
Foreign exchange gain (loss)	(1,559,992)	348,334

Internal Control over Financial Reporting

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. These consolidated financial statements have been prepared by management in accordance with IFRS and in accordance with accounting policies set out in the notes to the consolidated financial statements for the year ended December 31, 2013. As at the end of the period covered by this management’s discussion and analysis, management evaluated the design and effectiveness of the Company’s internal control over financial reporting as required by Canadian securities laws.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2013 and nine months ended December 31, 2012

There has been no material change in the Company’s internal control over financial reporting during the year ended December 31, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Evaluation and Effectiveness of Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting as required by Canadian securities laws, and have concluded that such procedures are adequate to ensure accurate and complete disclosures in public filings.

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Summary of Outstanding Share Data

As of the date of this MD&A, there were 172,216,752 common shares of the Company issued and outstanding, 14,224,491 share purchase options outstanding, 9,569,500 share purchase warrants outstanding and 117,158 Asanko shares were reserved for issuance in lieu of PMI shares upon vesting of outstanding performance rights of PMI.

Forward-looking statements

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of  deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2013 and nine months ended December 31, 2012

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, mineral tenure rules, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the 40-F filing for the nine months ended December 31, 2012, available on SEDAR at www.sedar.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Readers are cautioned that there can be no certainty that when various scenarios for optimizing the development strategy for AGM are identified, the Project will be built in two phases or that the overall conclusions will suggest the AGM economics are significantly improved over the current Esaase project (May 2013) prefeasibility study, which is on file at www.sedar.com.